UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 16, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

In February 2017, Pacific Drilling S.A. (the “Company” and, together with its subsidiaries, the “Companies”, “we” or “our”), executed non-disclosure agreements (“NDAs”) with certain unaffiliated beneficial holders (collectively, the “Creditors”) of the 7.25% Senior Secured Notes due 2017 issued by Pacific Drilling V Ltd, an indirect, wholly-owned subsidiary of the Company (“2017 Notes”), the Term Loan B maturing 2018 borrowed by the Company (“2018 TLB”) and the 5.375% Senior Secured Notes due 2020 issued by the Company (“2020 Notes” and, together with the 2017 Notes and 2018 TLB, the “Indebtedness”) to facilitate discussions with the Creditors concerning the restructuring of the Companies’ capital structure (the “Restructuring”).

Pursuant to the NDAs, the Company agreed to disclose publicly after a specified period, if certain conditions were met, that the Company and the Creditors had engaged in discussions concerning the Companies’ capital structure and information regarding such discussions.

As of the date hereof, the Creditors have not agreed to extend their NDAs.  The information included in this Form 6-K is being furnished, in part, to satisfy the Company’s public disclosure obligations under the NDAs.

In connection with discussions regarding a potential Restructuring, the Company proposed to either (i) extend its current maturities to 2022-2024 in exchange for an increase in “pay-if-you-can” (or PIYC) and cash interest and the Creditors taking a 25% equity ownership stake in the Company or (ii) fully equitize the Indebtedness, with the Company’s current common shareholders retaining approximately one-third of the post-reorganization equity of the Company and obtaining warrants to purchase approximately an additional 20% of the equity of the Company.

The Creditors rejected the Company’s first proposal to extend maturities and, in response to the Company’s second proposal to fully equitize the Indebtedness, proposed that the Creditors receive approximately 98% of the post-reorganization equity of the Company and the current common shareholders retain approximately 2% of the post-reorganization equity and receive warrants to purchase approximately 20% of the equity of the Company at substantially higher strike prices than those proposed by the Company. Currently, there is no consensus as to the form or structure of any Restructuring. While no agreement has been reached, the Company intends to continue discussions with its creditors on the terms of a potential Restructuring.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: our ability to amend, replace, refinance, restructure or obtain waivers in respect of our substantial indebtedness, which may involve seeking bankruptcy court protection; diminution in value of our drillships, which may affect our ability to meet financial covenants; the global oil and gas market and its impact on demand for our services; our ability to negotiate favorable terms for new drilling contracts or extensions; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K.

These documents are available through the Company’s website at www.pacificdrilling.com or through the website of the U.S. Securities & Exchange Commission at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: March 16, 2017	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary